UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-12935

CUSIP NUMBER:
247916208

(Check One):

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2020

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:______________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant	Denbury Resources Inc.
Former Name if Applicable	N/A

Address of Principal Executive	5320 Legacy Drive
Offices (Street and Number)

City, State and Zip Code	Plano, Texas 75024

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant, Denbury Resources Inc. (“Denbury”), has experienced delays in completing its Quarterly Report on Form 10-Q for the three-month period ended June 30, 2020, within the prescribed time period, due to administrative difficulties in connection with the registrant’s and its subsidiaries’ prepackaged voluntary bankruptcy filing made on July 30, 2020, 11 days prior to the filing deadline for this Form 10-Q. The delay in preparing the required disclosures to reflect the bankruptcy filing could not be eliminated without unreasonable effort or expense.

Denbury anticipates that it will file its completed Quarterly Report on Form 10-Q for the three-month period ended June 30, 2020 on or before the fifth day following the prescribed due date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James S. Matthews	(972)	673-2000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reported in Denbury’s Report on Form 8-K filed with the SEC on July 30, 2020, Denbury and its subsidiaries filed petitions for reorganization in a “prepackaged” voluntary bankruptcy (the “Chapter 11 Restructuring”) under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). Denbury’s results of operations for the three and six months ended June 30, 2020 were significantly lower than its results of operations for the three and six months ended June 30, 2019 due to the precipitous decline in oil prices beginning in early March 2020 related to the combination of OPEC supply pressures and a reduction in worldwide oil demand amid the COVID-19 coronavirus (“COVID-19”) pandemic, leading to oil prices reaching historic low levels during April 2020. Oil prices are the single most significant factor influencing Denbury’s results of operations from period to period.

These factors contributed to a decrease in Denbury’s oil and natural gas revenues to $109.4 million for the three months ended June 30, 2020 compared to $330.4 million for the same prior-year period and a decrease to $339.0 million for the six months ended June 30, 2020 compared to $625.0 million for the same prior-year period.

Furthermore, these factors also contributed to a net loss of $697.5 million for the three months ended June 30, 2020 compared to net income of $146.7 million for the same prior-year period and a net loss of $623.5 million for the six months ended June 30, 2020 compared to net income of $121.0 million for the same prior-year period. Included in Denbury’s net loss for the three and six months ended June 30, 2020 were full cost pool ceiling test write-downs of $662.4 million and $735.0 million, respectively.

Cautionary Note to Investors Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements regarding Denbury filing its Form 10-Q for the period ending June 30, 2020 on or before the fifth calendar day following the prescribed due date for such Form 10-Q. There are risks and uncertainties in Denbury meeting this deadline, principally those related to the risks attendant to the bankruptcy process. There is no assurance that the filing will be timely made, although management believes that the Form 10-Q will be filed timely so that such report shall be deemed to be filed on the prescribed due date for such report.

Denbury Resources Inc.
(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 11, 2020	By:	/s/ James S. Matthews
James S. Matthews
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

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